July 23, 2024

Erica Gessert
Chief Financial Officer
Upwork Inc.
475 Brannan Street, Suite 430
San Francisco, CA 94107

        Re: Upwork Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            File No. 001-38678
Dear Erica Gessert:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Brian Levey